SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)1

                             CATALINA LIGHTING, INC.
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                                (Name of issuer)

                          COMMON STOCK, $.01 PAR VALUE
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                         (Title of class of securities)

                                   148865-10-8
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 January 4, 2001
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             (Date of event which requires filing of this statement)

                 If the  filing  person  has  previously  filed a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                 Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)


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     1 The  remainder  of this cover  page  shall be filled out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 148865-10-8                  13D              Page 2 of 4
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================================================================================

      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                              ACQUISITOR PLC
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                                    (b) |_|
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      3        SEC USE ONLY
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      4        SOURCE OF FUNDS
                        WC
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)  |_|
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      6        CITIZENSHIP OR PLACE OR ORGANIZATION
                        UNITED KINGDOM
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  NUMBER OF           7        SOLE VOTING POWER
    SHARES                              581,700
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH
  REPORTING
 PERSON WITH          8        SHARED VOTING POWER
                                        -0-
               -----------------------------------------------------------------

                      9        SOLE DISPOSITIVE POWER
                                        581,700
               -----------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER
                                        -0-
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    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        581,700
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    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES  |_|
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    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                        7.9%
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    14         TYPE OF REPORTING PERSON
                        CO
================================================================================

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CUSIP No. 148865-10-8                  13D              Page 3 of 4
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The  following  constitutes  Amendment  No.  1 to  the  Schedule  13D  filed  by
Acquisitor. The Schedule 13D, as amended, is collectively referred to as "Schedule 13D". Except as specifically amended by this Amendment No. 1, the
Schedule 13D remains in full force and effect.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         Item 3 is amended in its entirety to read as follows:

                  The aggregate purchase price of the 581,700 shares of Common Stock acquired by Acquisitor is $1,122,298 and was paid for using its working capital.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         Item 5(a) is amended in its entirety to read as follows:

         Item 5 (a) As of the close of business on January 5, 2001 Acquisitor beneficially owns 581,700 shares of Common Stock, constituting approximately 7.9% of the shares of Common Stock outstanding. The reported aggregate percentage of shares of Common Stock owned by Acquisitor is based upon 7,357,880 shares of Common Stock outstanding as of December 26, 2000, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 2000 and filed with the Securities and Exchange Commission on December 29, 2000.

         Item 5(c) is amended to include the following:

         Item 5 (c) Since the filing of the initial Schedule 13D, Acquisitor effected no transactions in the Common Stock other than those set forth in the following table:

                  Date           Buy/Sell           Quantity         Price
                  ----           --------           --------         -----

                  12/29/2000     Buy                 53,600          $1.68
                  1/4/2001       Buy                115,500          $2.00

                  Both transactions were made through purchases in the open market.

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CUSIP No. 148865-10-8                  13D              Page 4 of 4
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                                   SIGNATURES


                  After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  January 5, 2001


                                            ACQUISITOR PLC


                                            By: /s/ Duncan Soukup
                                               --------------------------
                                            Name: Duncan Soukup
                                            Title: Managing Director